September 28, 2004

Mail Stop 0409

Paul G. Anderson
President and Chief Executive Officer
FCStone Group, Inc.
2829 Westown Parkway, Suite 200
West Des Moines, Iowa  50266

Re:	FCStone Group, Inc.
      Registration Statement on Form S-4 Filed August 18, 2004
      Registration No. 333-118342

Dear Mr. Anderson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that you will file with the Commission all materials used to aid in the solicitation of proxies.

2. Supplementally, please provide us with any pictures, graphics or artwork that will be used in the prospectus.

3. Please revise disclosure throughout the document to more accurately state the proposal on which you are asking stockholders to vote. The form of proxy filed with the registration statement indicates that you are asking shareholders to approve amendments to your articles of incorporation. Disclosure in the prospectus, such as on page 22, suggests that stockholders will vote on the restructuring itself. Please ensure consistent disclosure throughout the document to avoid confusion.

Prospectus Cover Page

4. Your cover page exceeds the one page limit imposed by Item
501(b)
of Regulation S-K. Please remove information that is not required by
Item 501 or Schedule 14A or key to an investment decision from the cover page.

5. We note your disclosure that you "intend to continue serving as an integral part of the cooperative system" and that your board will "continue to consist of cooperative managers." In light of the fact that you propose to terminate your cooperative status and cease requiring in your organizational documents that shareholders be cooperatives, please clarify these statements.

6. Please clarify that the affirmative vote of each class of shares is required to approve the restructuring.

Questions and Answers About the Restructuring, page 1

7. Please include a question and answer regarding the redemption provisions.

Question 2

8. Please revise the answer to disclose that the percentage ownership of the company will change as a result of the conversion and the exercise of subscription rights.

Question 5

9. Your statement that the restructuring "will unlock the value of the company which to date has not been fully recognized" may be confusing to a shareholder. Please revise the disclosure to clarify or remove the reference.

10. We note your reference to the "number of other factors which support the proposed restructuring." However, each of the items listed appears to have been disclosed in the bullets above.
Please
revise accordingly.

Question 7

11. Your statement that you have no current plans to establish a share repurchase program seems inconsistent with your statement on page 2 that the board currently intends to redeem shares. Please revise accordingly.

Summary, page 5

	The Company, page 5

12. Supplementally, please tell us whether you intend to operate your segments as separate subsidiaries. If so, please consider including in the summary an organizational chart of your company following the restructuring.

The Special Meeting, page 6

13. Please disclose in the notice, the "Question and Answers" section or the Summary section the percentage of outstanding shares entitled to vote on the proposal that are controlled by officers and directors of the company as well as the vote required to approve the proposal.
Refer to Item 3(h) of Form S-4.

Interests of Officers and Directors, page 6

14. Please add disclosure on changes to director and officer indemnification provisions as a result of the proposed restructuring.

Risk Factors, page 9

15. Please consider adding risk factors discussing any risks resulting from the following proposed changes:
* replacing cash contributions to employee 401(k) plans to contributions into an illiquid ESOP;
* the director nominating process; and
* removing from the organizational documents the requirement that shareholders be cooperatives.
The loss of patronage dividends could affect our relationship with current members, page 10

16. Please add disclosure regarding any risks relating to the adjustments to Class B members historical patronage paid in calculating the conversion amounts.

Your shares may be subject to redemption if you do not do business with the company, page 10

17. Please clarify that the redemption right does not apply to ESOP shares and shares purchased pursuant to subscription rights granted in connection with the restructuring.

Our anti-takeover provisions could prevent or delay a change in control of our company, even if such a change of control would be beneficial to our stockholders, page 10

18. Please provide additional detail with respect to the third and fourth bullet. Please add a bullet for the proposed 80% vote requirement for business combinations.

Tax-free treatment for the restructuring is not assured, page 11

19. The reference to the opinion of outside counsel should state that the company has received an opinion that the restructuring "will" or
"should" qualify as a tax-free reorganization. The current disclosure suggests the company will receive a future opinion that the restructuring was intended to be treated that way. Provide conforming disclosure in the discussion of material tax consequences on page 26.

We are subject to a risk of legal proceedings, which may result in significant losses to us that we cannot recover, page 11

20. Please disclose whether the company has suffered any material losses as a result of such legal proceedings.

We are subject to increased governmental and organizational regulation, page 12

21. Please clarify why you believe regulations are increasing.

Cautionary Statement Regarding Forward-Looking Information, page
17

22. Please revise to clarify that your forward-looking statements speak as of the date of the prospectus.

The Restructuring, page 18

23. Please add disclosure on the accounting treatment of the restructuring. Refer to Item 4(a)(5) of Form S-4.

	Reasons for the Restructuring, page 19

24. You identify the increased ability to raise capital as the primary reason for the proposed restructuring. However, there is no detailed discussion about the purposes of a future capital raise. Furthermore, there is no discussion as to the expected manner of completing a capital raise, including whether the company intends to raise capital through existing shareholders or to include new shareholders. Please add additional disclosure to address these points as they are material to understanding the benefit to the company and its members of the restructuring.

25. Please revise to discuss in more detail how the board of directors and management determined the $1.35 per round turn trade to allocate patronage rights between Class A and Class B members. Also, please provide a more detailed description or an example to illustrate how the Class B patronage amount will be adjusted downward.

Federal Securities Law Consequences, page 22

26. Please disclose when you expect to begin filing Exchange Act reports.

The Proposed ESOP, page 25

27. Supplementally, please tell us whether you intend to file a Securities Act registration statement for the shares you will issue in the ESOP.

Certain Possible Anti-Takeover Effects of the Amendment to the
Articles of Incorporation and the Bylaws, page 28

28. Please add disclosure on the company`s classified board.

Resales of Common Stock, page 29

29. Please disclose the material terms of any redemption program contemplated by the board of directors. If the board has no current intention to redeem shares, please revise to state that fact.

Appraisal, page 29

30. Please add additional disclosure about your relationship, if any, with RSM McGladrey, Inc. In addition, please add a brief description of the expected appraisal method.

31. Please revise the disclosure to provide the information required by Item 4(b) of Form S-K and Item 1015 of Regulation S-K.

Dividend Policy, page 30

32. As discussed above, you have identified the increased ability to raise capital as the primary reason for the proposed restructuring.
You have also disclosed that the restructuring would replace the existing patronage dividend arrangement with a more customary discretionary corporate dividend arrangement. Please disclose whether the board, in approving the restructuring, considered the benefits from a capital raising perspective of a discretionary dividend arrangement. If the board intends to retain earnings in order to fund growth and, consequently, pay lower dividends than have been historically paid, this should be disclosed in this section or in the MD&A. In addition, the disclosure in this section is less detailed than that provided on page 3.

Information Regarding the Company, page 33

	Business-Services Provided, page 33

33. Please consider adding a reference in the description of each operating segment to the relative importance of each such segment in terms of your net income or total revenues.

34. Please add the disclosure required for segment customers responsible for 10% of revenue or supplementally confirm there are no such customers. Refer to Item 101(c)(1)(vii) of Regulation S-K.

35. Please include a cross-reference to the segment financial information in your financial statements. Refer to Item 101(b) of Regulation S-K.

36. Please add the financial information required about geographic areas or supplementally explain why such disclosure is not applicable. Refer to Item 101(d) of Regulation S-K. To the extent the disclosed information conforms to generally accepted accounting principles you may include the required disclosure in your financial statements and include a cross-reference in this section.

37. Please include a brief description of any blocking rights
Mitsubishi may have with respect to the FGDI joint venture.

Business-Competition, page 36

38. Please provide a sentence regarding the company`s relative competitive position in the financial services segment. Refer to
Item 101(c)(1)(x) of Regulation S-K.

Legal Proceedings, page 38

39. The statement that you believe you have "meritorious defenses" is a legal conclusion that you are not qualified to make. Please revise to state that the conclusion is based on the advice or opinion of counsel, identify counsel, and file counsel`s consent.
Alternatively, please omit the statement.

Pro Forma Financial Information, page 40

40. Please expand footnote (1) to clearly explain the assumptions relating to this adjustment and how you calculated it so that it is clear to investors that this adjustment gives effect to events that are directly attributable to the reorganization, factually supportable and expected to have a continuing impact. Also, tell us why you believe that it is appropriate to present this adjustment for all periods. Refer to Rule 11-02(b)(6) of Regulation S-X.

41. Given the wide range of the anticipated appraisal value of the company it appears that significantly different results may occur. Please include additional pro forma presentations giving effect to the range of possible results depicting the minimum or maximum issuance of shares. Refer to Rule 11-02(b)(8) of Regulation S-X.

42. Please disclose in a note the number of new shares that will be distributed to each type of member in the cooperative. In addition, provide a supporting calculation of how the patronage-based rights for the Class A and Class B members will be converted into shares of the new common stock.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 41

43. The "Management`s Discussion and Analysis of Financial Condition and Results of Operations" section should present an analysis of the company`s business as seen through the eyes of management, including known trends, demands and commitments that may impact future financial condition or operating performance. In discussing the reasons for the proposed restructuring you have identified a need to raise "significant capital resources to fund on-going and future activities" in order to remain competitive (page 2). You have also identified a strategy to expand your services into new business segments and new foreign markets (page 36). In addition, as a result of the restructuring, your ability to retain earnings would be significantly enhanced. Please significantly revise this section to provide an analysis of these issues and other items which management believes may have a material impact on your future financial condition or operating performance. For additional guidance, refer to Commission Release No. 33-8350 (Dec. 19, 2003).

Liquidity and Capital Resources, page 51

44. Please disclose how the proposed restructuring would affect your liquidity. Please address in your disclosure whether the restructuring would trigger any repayment of your debt or impact your compliance with any debt covenants.

45. Please provide more detail as to how much additional capital would need to be raised in order for you to grow your grain merchandising activities.

46. Please provide additional detail on your breach of the CoBank financial covenant including the magnitude of the breach and the material conditions or commitments of the waiver.

Market Risk Disclosures-Commodity Price Risk, page 53

47. Please revise the table to disclose the fair value of each item and quantify the market risk, and how you determined this information. Refer to Item 305 of Regulation S-K.

Market Risk Disclosures-Interest Rate Risk, page 53

48. Please identify the relative percentages of your debt that is floating rate. In addition, please provide the required sensitivity analysis of the quantitative impact of changes in interest rates.
Refer to Item 305(a)(1)(ii) of Regulation S-K.

Company Management and Directors-Board of Directors, page 56

49. Please provide disclosure on the impact of the proposed restructuring.

50. Please provide disclosure on the committees of the board, including the audit and compensation committees. If there is no audit or compensation committee, please disclose who performs the tasks customarily undertaken by these committees. Please also provide the information required by Item 402(j) of Regulation S-K.

Executive Compensation, page 57

51. Please provide a description of the proposed ESOP and any other employee compensation plans. We note, for example, the retirement plan described in Note 4 to your financial statements.

Employment Agreements, page 57

52. Please disclose all the material terms of the CEO employment agreement, including salary, bonus and the treatment of these items in the event of a termination.

Certain Relationships and Related Transactions, page 58

53. Please provide disclosure about the company`s payment of patronage dividends.

54. Please revise the first paragraph to briefly describe the transactions and the amounts involved, unless the amounts were less than $60,000.

Security Ownership of the Company Before the Restructuring, page
59

55. Please disclose the beneficial ownership of the company assuming the restructuring is consummated.

56. The table states that there are 15 officers and directors, but only nine are listed. Please revise accordingly.

Comparative Rights of Members and Stockholders, page 64

57. Please disclose whether the proposed restructuring would result in the company being subject to a different section of the Iowa code.

58. Please disclose the differences in rights of members and stockholders with respect to taxation, annual meetings, financial reporting, reports to shareholders and business combinations.

Appendix

59. Please include the proposed amended by-laws in the appendix.

Financial Statements

General

60. Please continue to monitor the updating requirements of Rule
3-12
of Regulation S-X.

Report of Independent Registered Accounting Firm, page F-1

61. Please have the accountants revise their report to indicate the city and state where issued. See Rule 2-02(a) of Regulation S-X.

Consolidated Statements of Financial Condition, page F-2

62. Disclose commodity deposits and accounts receivable relating to proprietary transactions separately from customers` transactions.

63. Disclose marketable securities relating to proprietary transactions separately from those relating to customers` transactions.

Consolidated Statements of Operations, page F-3

64. Explain to us your basis under GAAP for presenting "net revenues" as a separate line item in your statements of operations. It appears, in order to avoid investor confusion, "cost of grain and fuel sold" should be presented as a separate line item within costs and expenses. Refer to Rule 5-03 of Regulation S-X.

Consolidated Statements of Members` Equity and Comprehensive
Income,
page F-4

65. Revise to display comprehensive income. See paragraph 14 of SFAS
130.

Note 1 Summary of Significant Accounting Policies and Related
Matters

General

66. Please refer to the first paragraph on page 51 relating to the master purchase agreement with CoBank. Please include a note to the financial statements to disclose, and supplementally advise us of, the terms of the agreement, how you account for the sale of receivables and the basis for your accounting.

Organization, page F-6

67. In accordance with Staff Accounting Bulletin Topic 11:M, please discuss the impact of the adoption of FIN 46R on the financial statements. If not known, please include a statement to this effect.

Commodity Deposits and Accounts Receivable/Payable, page F-6

68. Please revise to address the applicability of FIN 39 and the provisions of FIN 39 which effect the your financial statements.
Refer to paragraph 7.24 of the AICPA Audit and Accounting Guide of Brokers and Dealers in Securities.

Marketable Securities, page F-6

69. Please revise to disclose your accounting policy for unrealized and realized gains and losses on marketable securities relating to proprietary transactions and those relating to customers` transactions. Refer to paragraph 4.56 and 7.18-7.23 of the AICPA
Audit and Accounting Guide of Brokers and Dealers in Securities.

Inventories, page F-7

70. Disclose separately the amounts of major components of inventories.

71. Please explain to us your basis in GAAP for recording the fuel inventory at market rather than using lower of cost or market.

72. Disclose the risks of not meeting the minimum line fill requirements relating to fuel inventory.

Open Contracts and Hedge Policy-Grain, page F-7

73. Disclose the information required by paragraph 45b of SFAS 133 or tell us why it is not applicable. Also, disclose the amount of the derivative asset or liability.

Cash and Cash Equivalents-Unrestricted, page F-7

74. Please expand the note to disclose your accounting policy to address the definition of cash equivalents stated in paragraph 8 of
SFAS 95.

Revenue Recognition On Purchase and Sale of Grain and Fuel, page
F-7

75. Please clarify to us that you take title to a product before the product is ordered by a customer or will take title to the product if it is returned by the customer and the customer has a right of return. Also, supplementally explain to us your full consideration of each of the other indicators of gross revenue reporting and each of the indicators of net revenue reporting identified in EITF 99-19.

76. Please disclose the major terms of your service and consulting agreements, including, but not limited to, the duration, the billing and payment requirements and the rights of cancellation and refund that you considered in your determination of how to recognize revenue. Advise us of the specific point in time you recognize revenue and why you believe that the earning process is completed at that time. Disclose the accounting when you have further obligations related to the services provided. As part of your response, please cite the accounting literature that you are relying upon in your determination of how you account for these arrangements.

Note 4 Retirement Plans, page F-9

77. Please explain to us the nature of the significant assumption changes and the basis for your accounting for those changes.

78. We note on page F-10 that the plan`s year ending is five months prior to your fiscal year-end. Please tell us how you comply with paragraph 52 of SFAS 87, which requires that the measurement date be not more than three months prior to the employer`s fiscal year-end.

Note 5 Adjusted Net Capital Requirements, page F-10

79. Please expand the last paragraph of this note to disclose the FCC
Investments, Inc.`s net capital and minimum net capital requirement.

Note 13 Operating Segment Information, page F-14

80. We note on pages 33 and 34 that you have international customers and act as a grain dealer in international markets. Please tell us how you considered the provisions of paragraph 38 of SFAS 131 in determining your segment information.

Organization, page F-19

81. Please disclose your accounting policy for your investment in FCStone Merchant Services, LLC (pages 52 and F-21), and supplementally explain to us the basis for your accounting.

Exhibits

82. Please file copies of your legal and tax opinions or provide us with drafts of these opinions so that we have an opportunity to review them. Please also file any material agreements required to be filed under Item 601 of Item S-K.


*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Jorge Bonilla at (202) 942-1993 or Cicely Luckey, Reviewing Staff Accountant, at (202) 942-1975 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan, Attorney-Advisor, at
(202) 824-5445, or me at (202) 942-1960 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director



cc:	Craig L. Evans (via facsimile)
	Shook, Hardy & Bacon L.L.P.




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FCStone Group, Inc.
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